SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 1-32135

SEABRIDGE GOLD INC.

(Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SEABRIDGE GOLD INC.

(the “Company”)

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

Exhibits 99.1 and 99.2 hereto are incorporated by reference as exhibits to the Company’s registration statements on Form S-8 (File No. 333-211331) and Form Form F-10 (File No. 333-268485), as may be amended and supplemented.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Three Months ended March 31, 2025.
99.2	Management’s Discussion and Analysis for the Three Months ended March 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By:	/s/ Chris Reynolds
Name:	Chris Reynolds
Title:	VP Finance and CFO

Date: May 13, 2025

EXHIBIT INDEX

Exhibit Number	Document Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Three Months ended March 31, 2025.
99.2	Management’s Discussion and Analysis for the Three Months ended March 31, 2025.

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